

November 30, 2011

Via E-mail
Mark P. Sullivan
Executive VP and Chief Financial Officer
Aspen Technology, Inc.
200 Wheeler Road
Burlington, MA 01803

> **Re:** **Aspen Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2011**
> **Filed August 23, 2011**
> **File No. 001-34630**

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 15. Exhibits and Financial Statement Schedules

Note 10. Income Taxes, page F-32

1. You indicate that you released $49 million of your valuation allowance for deferred tax assets in fiscal 2011 due to the company's projection of future taxable income. Please provide us with the projected taxable income used in your analysis and with your historical taxable income (loss) in the prior three fiscal years. Additionally, provide us with any other positive and negative evidence you considered in your determination to release this portion of your valuation allowance, how that evidence was weighted, and the specific accounting literature you considered.

Note 12. Commitments and Contingencies, page F-37

2.   For each of your cases in Note 12, you indicate that you intend to defend the claims
vigorously. If there is at least a reasonable possibility that a loss exceeding amounts
already recognized may have been incurred, in your next periodic filing, please either
disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing
quantified amounts) of the additional loss or range of loss, or state that such an estimate
cannot be made. These disclosures should also be made for your other matters. Please
refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y. In
your response, please tell us if and when you have recorded accrued liabilities for these
matters and your consideration of their disclosure under ASC 450-20-50-1.

If you conclude that you cannot estimate the reasonably possible additional loss or range
of loss, please supplementally: (1) explain to us the procedures you undertake on a
quarterly basis to attempt to develop a range of reasonably possible loss for disclosure
and (2) for each material matter, what specific factors are causing the inability to estimate
and when you expect those factors to be alleviated. We recognize that there are a number
of uncertainties and potential outcomes associated with loss contingencies. Nonetheless,
an effort should be made to develop estimates for purposes of disclosure, including
determining which of the potential outcomes are reasonably possible and what the
reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed
disclosures in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
the Commission or any person under the federal securities laws of the United States.

    You may contact Melissa Feider at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

                                    Sincerely,

                                    /s/ Kathleen Collins

                                    Kathleen Collins
                                    Accounting Branch Chief